

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2013

<u>Via E-Mail</u>
Charles M. Holley, Jr.
Chief Financial Officer
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, AR 72716-0215

      Re: **Wal-Mart Stores, Inc.**
              Form 10-K for the Fiscal Year Ended January 31, 2013
              Filed March 26, 2013
              File No. 001-06991

Dear Mr. Holley:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Andrew D. Mew

                      Andrew D. Mew
                      Accounting Branch Chief